N E W S R E L E A S E

February 14, 2003	Trading Symbols:
News Release 03-03	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

INFILL DRILLING AT BOWDENS SILVER PROJECT IN AUSTRALIA CONTINUES;
INTERSECTS 14.8 OUNCES OF SILVER PER TON OVER 98.5 FEET

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report results from another 53 holes in a 13,500-meter drill program at its wholly-owned Bowdens silver project that will continue through April 2003. Almost all holes intersected mineralization over mineable intervals of up to 125 meters (410 feet). Highlights of results from these 53 holes that tested the flat-lying, heart-shaped deposit include:

o	At the Main Zone North, 14.8 ounces of silver per ton over 98.5 feet (509 grams of silver per tonne over 30 meters) plus 1.8% combined lead and zinc in BGD-042. The core holes (BGD series) at Main Zone North are among a number drilled for metallurgical testwork in representative parts of the deposit. See the accompanying map for drill hole locations.
o	Three reverse circulation drill holes in the Main Zone South which intersected 245 to 300 feet (75 to 100 meters) of silver mineralization assaying up to 65 grams of silver per tonne (1.9 ounces of silver per ton) and 0.5% or more combined lead and zinc. All three holes (BGR 187, 188 and 193) are located within 200 feet (60 meters) of each other and ended in mineralization.
o	At Bundarra North, 10 out of 16 holes intersected between 160 and 410 feet (48 and 125 meters) of mineralization in a north-south trending “core” with a strike length exceeding 980 feet (300 meters). Assays ranged up to 2.5 ounces of silver per ton (86 grams of silver per tonne) and 1.5% combined lead and zinc, and nine holes ended in mineralization.

Silver Standard holds a 100% interest in Bowdens, located approximately 150 miles (240 kilometers) northwest of Sydney, Australia. The company is planning to build a bulk mineable open pit mine at Bowdens which ranks among the world’s larger undeveloped primary silver deposits.

Silver Standard is a significant silver resource company with advanced projects located in Argentina, Australia, Chile, Mexico and the United States. Between July 1, 2001 and December 31, 2002, Silver Standard more than doubled its resource base and quadrupled its market capitalization while increasing leverage to silver resources on a per share basis.

The company’s measured and indicated silver resources currently total 257 million ounces plus inferred resources of an additional 371 million ounces. The company’s projects also host measured and indicated gold resources of 1.1 million ounces plus inferred gold resources of a further 1.1 million ounces. Silver Standard currently has cash of C$16.3 million and no material long-term debt.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
Direct: (604) 484-8212
N.A/ toll-free: (888) 338-0046
E-Mail:invest@silverstandard.com
Web: www.silver-standard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (604) 689-3846.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Selected Bowdens Drill Results - February 2003
Hole No.	Northing	Easting	From (meters)	To (meters)	Interval (meters)	Silver (in g/t) **	Silver (in oz./ton)	Lead (in %)	Zinc (in %)
Main Zone North
BGD-037	10500	15507	65	72	7	89	2.6	0.20	0.11
BGD-038*	10425	15400	60	67	7	293	8.5	0.93	0.65
BGD-039	10575	15412	147	176	29	120	3.5	0.24	0.03
incl.			171	172	1	828	24.1	0.15	0.09
BGD-040*	10575	15325	107	138	31	109	3.2	0.52	0.24
incl.			114	123	9	238	6.9	1.30	0.26
			186	194	8	68	2.0	0.28	0.53
			242	250.6	8.6	324	9.4	0.69	0.02
BGD-041	10525	15350	60.2	62.8	2.6	352	11.3	0.73	0.22
			79	125	46	97	2.8	0.33	0.18
incl.			93	97	4	482	14.0	1.39	0.72
			135.8	166	30.2	119	3.5	0.48	0.22
BGD-042	10550	15280	64	67	3	370	10.8	0.56	0.14
			78	108	30	509	14.8	1.28	0.52
incl.			101	106	5	2405	70.1	5.75	1.68
			139	140	1	782	22.8	2.69	0.19
Main Zone South
BGR-173	9950	15400	28	56	28	32	0.9	0.65	0.68
			61	75	14	45	1.3	0.08	0.19
BGR-174	9950	15400	8	35	27	91	2.7	0.35	0.82
BGR-175	10025	15425	2	37	35	17	0.5	0.27	0.67
incl.			34	36	2	139	4.0	1.09	3.49
BGR-176	10075	15400	6	80	72	23	0.7	0.33	0.75
incl.			14	19	5	95	2.8	0.52	1.31
BGR-177	10050	15400	9	47	38	16	0.5	0.34	0.73
BGR-178*	10050	15425	34	75	41	33	1.0	0.32	0.86
.			57	61	4	113	3.3	0.32	1.19
BGR-179	10075	15425	22	43	21	45	1.3	0.21	0.59
			62	87	25	29	0.8	0.62	1.49
BGR-180*	10050	15450	30	48	18	49	1.4	0.28	0.55
			59	75	16	47	1.4	0.30	0.60
BGR-181	10075	15500	0	62	62	106	3.1	0.18	0.27
incl.			32	49	17	193	5.6	0.25	0.39
BGR-182*	10125	15450	13	33	20	184	5.4	0.36	0.38
			49	61	12	40	1.2	0.07	0.16
			66	95	29	74	2.2	0.27	0.44
BGR-183	10125	15400	38	64	26	44	1.3	0.27	0.49
BGR-184	10175	15475	13	28	15	66	1.9	0.04	0.08
BGR-185	10175	15450	0	21	21	126	3.7	0.27	0.31
			44	50	6	82	2.4	0.09	0.18
BGR-186	10150	15350	9	19	10	86	2.5	0.38	0.34
BGR-187*	10225	15425	0	75	75	42	1.2	0.18	0.32
incl.			32	44	12	62	1.8	0.30	0.77
			32	34	2	234	6.8	1.17	3.08
BGR-188*	10275	15375	0	100	100	29	0.8	0.29	0.42
incl.			98	100	2	161	4.7	0.42	0.53
BGR-189*	10275	15350	20	43	23	34	1.0	0.34	0.67
BGR-190	10250	15350	0	75	75	29	0.8	0.20	0.37
incl.			66	72	6	64	1.9	0.33	0.68
BGR-191	10250	15325	9	11	2	108	3.1	2.48	2.50
			26	63	37	14	0.4	0.20	0.45
BGR-192*	10200	15290	17	45	28	17	0.5	0.58	0.84
BGR-193*	10275	15400	0	100	100	65	1.9	0.25	0.25
incl.			41	78	37	135	3.9	0.32	0.33
incl.			41	49	8	246	7.2	0.64	0.39
BGR-194	10275	15325	15	23	8	15	0.4	0.38	0.89
BGR-195*	10225	15325	6	20	14	18	0.5	0.48	0.81
BGR-196*	10250	15300	34	50	16	35	1.0	0.54	1.17
BGR-197	10275	15250	9	29	20	19	0.6	0.71	0.33
BGR-198	10275	15475	3	17	14	71	2.1	0.13	0.13
BGR-199*	10300	15450	30	34	4	129	3.8	0.29	0.63
			41	50	9	139	4.1	0.19	0.51
BGR-200*	10300	15500	5	50	45	56	1.6	0.09	0.15
BGR-201	10325	15475	10	59	49	71	2.1	0.12	0.19
BGR-202	10325	15450	15	21	6	126	3.7	0.39	0.71
			48	59	11	141	4.1	0.32	0.58
Bundarra North Zone
BGD-036	10300	15025	13	15	2	124	11.0	0.23	0.72
			47	51	4	647	18.9	2.57	4.98
incl.			50	51	1	2,020	58.9	8.28	13.34
BGR-203	10425	15500	24	31	7	143	4.2	0.08	0.02
BGR-204	10375	15100	26	34	8	116	3.4	0.48	1.46
			39	94	55	68	2.0	0.49	1.09
incl.			85	87	2	542	15.8	2.22	6.53
BGR-205	10327	15075	17	31	14	69	2.0	0.13	0.28
			70	75	5	110	3.2	0.63	1.13
BGR-206	10325	15125	60	63	3	32	1.0	0.28	1.19
BGR-210*	10500	15075	2	100	98	26	0.8	0.37	0.40
incl.			35	46	11	58	1.7	0.08	0.50
BGR-211*	10575	15075	3	100	97	86	2.5	0.53	0.66
incl.			25	27	2	2,750	80.2	3.70	4.24
and			74	91	17	77	2.2	0.37	0.77
BGR-212*	10600	15065	3	120	117	32	1.0	0.33	0.42
incl.			65	75	10	84	2.4	0.29	0.87
BGR-213	10625	15075	7	113	106	57	1.7	0.22	0.31
incl.			7	22	15	221	6.4	0.52	0.23
BGR-215*	10650	15100	77	125	48	109	3.2	0.34	0.47
incl.			84	95	11	236	6.9	0.65	0.47
and			111	125	14	165	4.8	0.50	0.81
BGR-216*	10575	15100	3	100	97	28	0.8	0.31	0.51
incl.			80	82	2	507	14.8	1.29	1.07
and			88	100	12	66	1.9	0.45	0.88
BGR-217*	10550	15100	9	125	116	24	0.7	0.35	0.42
incl.			38	49	11	42	1.2	0.26	0.53
and			91	114	23	35	1.0	0.57	0.84
BGR-218*	10525	15100	2	100	98	44	1.3	0.37	0.38
incl.			2	10	8	286	8.3	1.78	1.09
BGR-219*	10475	15100	0	125	125	34	1.0	0.50	0.42
incl.			72	79	7	272	7.9	2.18	0.69
BGR-220*	10450	15100	0	125	125	15	0.4	0.39	0.55
incl.			4	8	4	46	1.3	2.55	1.69

* Holes ended in mineralization.

** Ian J. Pringle, PhD, Geology, and manager, Silver Standard Australia Pty Limited, is the Qualified Person (QP) responsible for the Bowdens exploration program and has verified the data in the table above. Sample preparation (sawn quarter lengths of approximately one-meter lengths of HQ3 drill core (BGD holes) and reverse circulation percussion (BGR holes) drill chips which were sampled at one-meter intervals) was done at ALS Chemex’s Orange facility. Assays were undertaken at ALS Chemex’s Brisbane laboratory by ore grade digestion method OG-46 (predigestion in nitric acid, evaporated residue leached in strong hydrochloric acid and ammonium acetate with addition of a complexing agent, sodium thiosulphate). Elemental concentrations were measured by AAS with a gravimetric finish.

The ALS Chemex QC protocol requires that each batch of 50 samples analysed include a reagent blank, three replicate determinations and two standard materials. Samples exhibiting anomalous values (high or low) are routinely reanalysed using either the original pulp or a second split.